March 17, 2016

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2015

Filed October 30, 2015

Definitive Proxy Statement on Schedule 14A

Filed November 18, 2015

File No. 001-13146

Dear Ms. Raminpour:

We are responding to the comments set forth in your letter on March 3, 2016. For ease of reference, we have repeated the SEC Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended August 31, 2015

Notes to Consolidated Financial Statements

Note 13 – Notes Payable, page 64

1.	We note from your disclosures in Note 13 that your notes payable along with your revolving and operating lines of credit contain restrictive covenants. Please tell us and revise Note 13 to your financial statements and your liquidity section of MD&A to disclose if you were in compliance with these covenants at August 31, 2015.

Our notes payable along with our revolving and operating lines of credit contain certain restrictive covenants. We were in compliance with these covenants at August 31, 2015. In future filings, beginning with our next Form 10-Q for the quarter ended February 29, 2016, we will modify the liquidity section of our MD&A to disclose that we were in compliance with these covenants. In addition, in future filings we will disclose in our notes payable footnote any instances in which we were not in compliance with these covenants if applicable.

The following is illustrative of the disclosure we will incorporate into future filings in the liquidity section of our MD&A.

“As of August 31, 2015, we were in compliance with all such restrictive covenants.”

Ms. Melissa Raminpour

Securities and Exchange Commission

March 17, 2016

Note 18 – Income Taxes, page 70

2.	We note from your disclosure in Note 18 that about 25% of your income tax expense for the year ended August 31, 2015 is related to foreign income. Please revise to disclose the components of income before income tax expense as either domestic or foreign. See Rule 4-08(h) of Regulation S-X.

In future filings, beginning with our next Form 10K filing for the year ended August 31, 2016, we will disclose the components of income before income tax expense as either domestic or foreign. The following is our revised disclosure for the year ended August 31, 2015 and is illustrative of the disclosure we will incorporate into future filings in our income tax footnote.

“Earnings (loss) before income tax and earnings from unconsolidated affiliates for the years ended August 31, 2015, 2014 and 2013 was $292.6 million, $161.1 million and ($21.0) million, respectively, for our domestic U.S. operations and $83.1 million, $59.7 million and $40.5 million, respectively, for our foreign operations.”

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

Railcar Leasing Portfolio Transaction, page 9

3.	Please disclose the approximate dollar value of the amount involved in the purchase of the railcar lease portfolio from Rail I, owned by affiliates of a director. Please also provide your analysis why quantitative disclosure of profit sharing arrangements is not material to investors in light of the circumstances of this particular transaction.

The dollar value of the amount involved in the purchase of the railcar lease portfolio was approximately $148 million. In our next Form 10-Q filing for the quarter ended February 29, 2016, we will include disclosure regarding the profit sharing arrangement as well as the dollar amount of the purchase price in our related party footnote.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 17, 2016

As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3883.

Sincerely,

/s/ Lorie L. Tekorius

Lorie L. Tekorius

Senior Vice President

Chief Financial Officer

cc:	Mark Rittenbaum, EVP Commercial, Leasing and Finance
Adrian Downes, Chief Accounting Officer
Sherrill Corbett, Tonkon Torp
Rod Clark, KPMG
Sean Monahan, KPMG